Mail Stop 3030

                                                                 January 24,
2018

     Harry Simeonidis
     President
     Glucose Biosensor Systems (Greater China) Holdings, Inc.
     733 Third Avenue, Floor 15
     New York, New York 10017

            Re: Glucose Biosensor Systems (Greater China) Holdings, Inc. Draft Offering Statement on Form 1-A
                    Submitted December 29, 2017
                    CIK No. 0001725430

     Dear Mr. Simeonidis:

            We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
     Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     The GBS System, page 1

     1. In an appropriate section of your document, state clearly the status of development of the
            GBS System. Include the material hurdles that remain before development is complete and you can sell the product that you describe. Your revised disclosure should indicate clearly whether you have developed a functioning product with the capabilities you disclose, and if so, why additional development and testing is required.

     Proposed Listing, page 8

     2. State clearly, if true, that your securities might not ever be listed on the Nasdaq, and investors might not know at the time that their investment decision becomes irrevocable whether your securities will be so listed. Include in your offering circular any appropriate risk factors regarding information that investors will not know at the time
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
January 24, 2018
Page 2

       their investment becomes irrevocable. For example, will investors know the identity of your directors, or whether you will be relying on a controlled company exemption to exchange listing requirements? In this regard, in an appropriate section of your document addressing irrevocability, please clarify whether (1) you will issue shares upon receipt of an investor's funds after the initial closing or (2) you will place those funds in escrow until you elect to conduct another closing.

Investment Limitations . . ., page 51

3. Reconcile your disclosure that the investment limitations apply only if you are unable to obtain a national securities exchange listing with Rule 251(d)(2)(i)(C) which refers to the securities listed on a national securities exchange upon qualification. It appears that you will not know whether your securities will be listed until after your offering is closed.

Description of Business, page 54

4. State briefly the location and general character of your principal properties. In this regard, provide us your analysis that demonstrates that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering pursuant to Regulation A Rule 251. For guidance, see Securities Act Rules
       Compliance and Disclosure Interpretation 182.03 available on the Commission's website.

Security Ownership . . ., page 88

5. Please identify the natural persons who have or share voting and/or dispositive power over the shares held by Life Science Biosensor Diagnostics. Also, show us your calculations demonstrating how the information on page 7 and in the last column of this table will change as a result of this offering and the transactions mentioned in Notes 7 and 10 on page F-15. In this regard, it is unclear how this transaction is an "IPO" as contemplated by the notes given that the transaction is not registered.

Audit Opinion, page F-3

6. Provide a revised opinion from your independent accountants that specifically states the period covered by each financial statement identified in the audit report. Refer to
       PCAOB Auditing Standard 3101.08.

Note 10: Subsequent Events, page F-15

7. Revise your financial statements and related notes to give retroactive effect to the stock split. Refer to SAB Topic 4(C) and ASC 260-10-55-12.
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
January 24, 2018
Page 3

8. Revise to separately disclose the amount of proceeds received subsequent to year-end from (i) the convertible note offering and (ii) the ordinary and preferred share offering. Also, disclose the number of shares issued subsequent to the year-end.

Part III--Exhibits, page 101

9. File as exhibits the agreements governing the escrow mentioned on page 44, the lock-up agreement mentioned on page 46, the agreements mentioned on page 49, and the services agreement mentioned on page 89.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                                           Sincerely,

                                                           /s/ Russell Mancuso

                                                           Russell Mancuso
                                                           Branch Chief


cc: Gary J. Simon--Hughes Hubbard & Reed LLP